Mail Stop 3561

March 6, 2008

Thomas M. Livia, President
PC Universe, Inc.
504 NW 77<sup>th</sup> Street
Boca Raton, Florida 33487

> **Re:    PC Universe, Inc.**
> **Form 10**
> **Filed September 11, 2007**
> **Form 10-Q for the Quarter Ended September 30, 2007**
> **File No. 0-52804**

Dear Mr. Livia:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director